FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

August 26, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Idaho Cobalt Project Appeal Resolution Process Underway". It was officially released on August 26, 2008.

Thanks and best regards,

L. Emery

Leianne Emery
Corporate Development

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dlw 9/9

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Idaho Cobalt Project Appeal Resolution Process Underway

Vancouver, B.C., August 26, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) announces that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") has received from the United States Department of Agriculture, US Forest Service, Intermountain Region, Ogden, Utah copies of the four appeals filed in relation to the Company's 100% owned Idaho Cobalt Project (ICP) located in Lemhi County.

"It is not unusual to receive appeals once a Record of Decision has been issued on a project," said Preston Rufe, Environmental Manager for the ICP. "In fact, it is rare to see a project of this scope proceed without appeals. What is unusual is that there are only four, which I think is a testament to the Idaho Cobalt Project's solid mine plan. Preservation of the environment has always been considered a high priority", continued Rufe. "We believe the Idaho Conservation League's (Idaho's largest membership private non-profit conservation organization) announcement last week not to appeal the ICP Record of Decision was also a factor".

The administrative appeals are not filed with the court but rather with the Regional Forester. Soon after the appeals are received, the Salmon-Challis National Forest Service contacts the appellants to secure meetings for the resolution of appeals. The Company may participate in these meetings and/or contact the appellants with the same objective. If there remain differences between the appellants and the Forest Service at the end of the 45 day period, the Regional Forester will issue a Final Determination. The Company anticipates any Final Determination will uphold the Record of Decision made by the Salmon-Challis National Forest in June of this year.

One of the appellants is a subsidiary of Swiss-based Xstrata ("Xstrata"), the fifth largest mining company in the world and a major producer of high purity cobalt. Xstrata owns the old Blackbird Mine site which is near the ICP. The Blackbird Mine site has been impacted from past mining practices and is undergoing restoration. Xstrata holds approximately 40% of the liability for the restoration of the site. Their appeal states, among other things, that if the ICP is approved, they should be relieved of their obligations to meet water quality standards in certain creeks emanating from their site.

A subsidiary of London based Rio Tinto (acquired via the takeover of Alcan) is also involved in the restoration of the old Blackbird Mine site and holds approximately 60% of the liability. Rio Tinto did not appeal the ICP Record of Decision.

In addition, the Company recently filed a Motion for Right of Access against Xstrata requesting a "permanent" easement across the old Blackbird Mine site. The Motion was heard in an Idaho District Court on August 21, 2008. The Company expects a ruling in the next couple of weeks.

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for gas to liquid technology, and batteries used in hybrid and electric cars. At present, the US is essentially 100% dependent of foreign sources for cobalt.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

END